November 14, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Registration Statement on Form S-4
Filed November 7, 2006
File No. 333-138488

Dear Mr. Nordlicht:

This is to advise you that a preliminary review of the above-referenced registration statement indicates that the document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments until these material deficiencies are addressed.

As noted previously by the Staff and recognized in the letter submitted with your registration statement, the Asset Acquisition Agreement has already been executed and, therefore, an investment decision with respect to the shares to be issued pursuant to such agreement has already been made. Accordingly, it does not appear that such shares may be registered pursuant to the Form S-4 filed by the company.

As long as it remains in its present form, we will not recommend acceleration of the effective date of the registration statement. Also note that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we

Mark Nordlicht
Platinum Energy Resources, Inc.
November 14, 2006
Page 2

should make to the Commission. We suggest that you consider submitting substantive amendments to correct the deficiencies in your Form S-4 (in the form of a Schedule 14A) within 10 business days of this letter and request withdrawal of the Form S-4. We note that requesting withdrawal of the Form S-4 would still not obviate the need to amend your Exchange Act reports.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500